Exhibit 12.1

MBIA Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(dollars in millions)

(Unaudited)

	Years Ended December 31,					Six Months Ended
	2008	2009	2010	2011	2012	June 30, 2013
Earnings
Income (loss) before income taxes	$(3,727)	$1,217	$(95)	$(2,239)	$1,598	$(49)
Add - Fixed charges - see below	1,173	487	385	363	340	145
Less - Preferred dividend requirement of consolidated subsidiary	n/a	11	n/a	n/a	n/a	n/a

Adjusted income (loss) before income taxes	$(2,554)	$1,693	$290	$(1,876)	$1,938	$96

Fixed charges
Interest expense	$1,172	$475	$384	$362	$339	$144
Portion of rentals deemed to be interest	1	1	1	1	1	1
Preferred dividend requirement of consolidated subsidiary	n/a	11	n/a	n/a	n/a	n/a

Total fixed charges	$1,173	$487	$385	$363	$340	$145

Ratio of earnings to fixed charges(1)
Ratio(2)	n/m	3.48	n/m	n/m	5.70	n/m
Coverage deficiency(3)	$(3,727)	$—	$(95)	$(2,239)	$—	$(49)

(1)	-	Since MBIA Inc. has not issued preferred stock, there is no difference between the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends.
(2)	-	Ratios of less than one-to-one are presented as “n/m” or not meaningful.
(3)	-	Represents additional earnings that would be necessary to result in a one-to-one ratio.